ALR Technologies Completes Definitive Manufacturing Agreement for GluCurve Pet CGM

(June 25, 2025 -- Singapore) ALR Technologies SG Ltd. (“ALRT” or the “Company”) (OTCPK: ALRTF), the diabetes management company, announces it has entered into a Definitive Manufacturing Agreement with CGM Medical Technology Shen Zhen Ltd. (“CGM Medical”) in China to manufacture and supply the Continuous Glucose Monitor (“CGM”) hardware that will be utilized as part of the ALRT GluCurve Pet CGM (the “Manufacturing Agreement”). This Manufacturing Agreement gives ALRT the exclusive global rights to distribute the CGM Medical CGM hardware for the animal health market, providing long-term CGM hardware production and supply. CGM Medical expects to deliver the first commercial shipment of GluCurve Pet CGMs to ALRT in Q3 2025.

“We have been collaborating with CGM Medical to develop the first large scale manufacturing line for the CGM units that will be part of the ALRT GluCurve Pet CGM” comments Mr. Sidney Chan, Chairman and CEO of ALR Technologies SG Ltd. “When sample testing and adjustments are complete and production thresholds are met, we plan to enter into a joint venture agreement with CGM Medical to build a larger, fully automated manufacturing facility in Singapore that will increase performance and efficiency while reducing costs.”

Mr. Chan continues “completing this Manufacturing Agreement is the first step in our long-term plan to make ALR Technologies a fully integrated player in the diabetes market by having a vested interest in CGM manufacturing in addition to our product offerings and platforms for human and animal health. We have been diligently working on our human health initiatives and have received interest from third parties for both investment and commercial opportunities which we hope to advance this year.”

The Definitive Manufacturing Agreement is subject to certain conditions including the performance of the CGM hardware units meeting ALRT specifications.

About CGM Medical Technology Shen Zhen Ltd

CGM Medical is an innovative medical device technology company that provides technical services, software and technical development, technology transfer, artificial intelligence industry application and engineering and technical research. Its key focus is developing an accurate and affordable continuous glucose monitoring device for diabetic patients.

The management and technical team are experienced in leading corporate, governmental and professional organizations in the areas of continuous glucose monitoring research and manufacturing factory automation, life sciences, chemical and material engineering, innovation and data security. Their core team has collectively overseen numerous national science and technology projects and filing of multiple patents and software copyrights.

About ALR Technologies SG Ltd.

ALRT is a data management company that developed the ALRT Diabetes Solution, a comprehensive approach to diabetes care that includes an FDA-cleared and HIPAA compliant diabetes management system that collects data directly from blood glucose meters and continuous glucose monitoring devices, and Predictive A1C algorithm to track treatment success between lab reports and an FDA-cleared Insulin Dosing Adjustment program. The overall goal is to optimize diabetes drug therapies to drive improved patient outcomes.

In addition, the animal health division of ALRT has developed the GluCurve Pet CGM; a solution to assist veterinarians better determine the efficacy of insulin treatments and to help to identify the appropriate dose and frequency of administration for companion animals, thereby delivering the same optimization of diabetic drug therapies to pets as to humans.

More information about ALRT and the GluCurve Pet CGM can be found at www.alrt.com and www.GluCurve.com in the USA or www.GluCurve.ca in Canada

Investor Contact
Investor Relations: ir@alrt.com
Animal Health Inquiries: animalhealth@alrt.com
Media: Media@alrt.com
US: +1 804 554 3500
Singapore: +65 3129 2924

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